貝克・麥堅時律師事務所

[redacted]

08001508

RECEIVED

2008 MAR 27 A 8:30

FICE OF INTERNATIONAL CORPORATE FINANCE

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Asia Pacific
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North & South America
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Washington, DC

March 25, 2008

SUPPL

Our Ref: 32201000-000001

By Hand

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company and brief English descriptions of such documents, as applicable, which were made public since our last submission dated February 12, 2008, copies of which are enclosed with this letter (a list of index is provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-

dlo 3/28

RECEIVED
2008 MAR 27 A 8:30
FICE OF INTERNATIONAL
CORPORATE FINANCE

2342 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/ Ingrid Ling/ Michele Lam

Encl.

RECEIVED

2008 MAR 27 A 8:20

FICE OF INTERNATIONAL
CORPORATE FINANCE

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on February 12, 2008

1. Announcement regarding Rights Over Excluded Hotel Businesses and New Union, dated March 20, 2008, by the Company.

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

RIGHTS OVER EXCLUDED HOTEL BUSINESSES AND NEW UNION

The Board is pleased to announce that, in accordance with the arrangements disclosed in the Prospectus, a meeting of the INEDs was held on 20 March 2008 to consider whether or not to exercise the relevant Rights granted to the Company over the Excluded Hotel Businesses and New Union under the Deed of Non-Competition by Jin Jiang International.

The INEDs present at the meeting decided not to exercise the relevant Rights granted to the Company over the Excluded Hotel Businesses and New Union under the Deed of Non-Competition for reasons set out below.

In accordance with the arrangements disclosed in the Prospectus, the INEDs held the first independent board committee meeting for the year 2008 on 20 March 2008 to review the proposal in respect of the latest situation of the Excluded Hotel Businesses and New Union as at the end of the fourth quarter of 2007 and to consider whether or not to exercise the relevant Rights granted to the Company over the Excluded Hotel Businesses and New Union under the Deed of Non-Competition by Jin Jiang International.

Having considered the proposal presented by the Company, the INEDs present at the meeting decided not to exercise the relevant Rights granted to the Company under the Deed of Non-Competition for reasons detailed below:

Eastern Jin Jiang

Jin Jiang International entered into an agreement with the other shareholders of Eastern Jin Jiang on 12 December 2007, pursuant to which the shareholders had agreed to convert Eastern Jin Jiang into a limited liability company in accordance with the Company Law of the People's Republic of China as soon as possible and to ascertain their respective capital contributions to Eastern Jin Jiang subsequent to its conversion into a limited liability company. Jin Jiang International has, however, advised that it would be unable to transfer its

Jinyuan Inn and Jiaozhou Road Inn

In compliance with its undertaking under the Deed of Non-Competition regarding Jinyuan Inn and Jiaozhou Road Inn, on 10 December 2007, 上海市食品（集團）有限公司 (Shanghai Foods (Group) Limited), a subsidiary of Jin Jiang International, entered into a legally binding letter of intent with an independent third party to transfer its indirect equity interests in Jinyuan Inn and Jiaozhou Road Inn to such independent third party. The parties to the letter of intent have agreed to use their best endeavours to enter into a transfer agreement within 90 working days from the date of signing of the letter of intent (or such later date as agreed by the parties). The letter of intent shall lapse, if a transfer agreement has not been entered into by the parties within 90 working days from the date of signing of the letter of intent (or such later date as agreed by the parties).

The Company will make further announcements on Jiuyuan Inn and Jiaozhou Road Inn as and when appropriate.

New Union

The development project of New Union has not yet been completed. At present, New Union remains a real estate development company, which does not accord with the current development strategy of the Group in focusing on hotel investment and hotel management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company
"Company"	means 上海錦江國際酒店（集團）股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock company established in the People's Repulic of China, the 1,391,500,000 H shares of which are listed on The Stock Exchange of Hong Kong Limited
"Deed of Non-Competition"	means the deed of non-competition dated 20 November 2006 entered into between the Company and Jin Jiang International
"Directors"	the directors of the Company
"Eastern Jin Jiang"	means 上海東錦江大酒店有限公司 (Shanghai Eastern Jin Jiang Hotel Company Limited)

As at the date of this announcement, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END